UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

SMG Indium Resources Ltd.
(Name of Issuer)

Units (each consisting of one share of Common Stock and one Common Stock Purchase Warrant)
Common Stock Purchase Warrants
Common Stock
(Title of Class of Securities)

78454K201
78454K110
78454K102
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 78454K102
CUSIP NO. 78454K110
CUSIP NO. 78454K201

1	NAME OF REPORTING PERSON Raging Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 707,420 Units(1) 892,958 Warrants(2) 1,785,916 Shares of Common Stock(3)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 707,420 Units(1) 892,958 Warrants(2) 1,785,916 Shares of Common Stock(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 707,420 Units(1) 892,958 Warrants(2) 1,785,916 Shares of Common Stock(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7% of the Outstanding Units(1) 13.8% of the Outstanding Warrants(2) 24.1% of the Outstanding Shares of Common Stock(3)
14	TYPE OF REPORTING PERSON PN

(1)           The Units owned by Raging Capital Fund consist of (a) 707,420 Warrants, and (b) 707,420 shares of Common Stock.

(2)           Consist of (a) 185,538 Warrants, and (b) 707,420 Warrants included within Units owned by Raging Capital Fund.

(3)           Consist of (a) 185,538 shares of Common Stock, (b) 707,420 shares of Common Stock included within Units owned by Raging Capital Fund, and (c) 892,958 shares of Common Stock issuable upon the exercise of Warrants owned by Raging Capital Fund.

CUSIP NO. 78454K102
CUSIP NO. 78454K110
CUSIP NO. 78454K201

1	NAME OF REPORTING PERSON Raging Capital Fund (QP), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 922,580 Units(1) 1,074,384 Warrants(2) 2,148,768 Shares of Common Stock(3)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 922,580 Units(1) 1,074,384 Warrants(2) 2,148,768 Shares of Common Stock(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 922,580 Units(1) 1,074,384 Warrants(2) 2,148,768 Shares of Common Stock(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2% of the Outstanding Units(1) 16.6% of the Outstanding Warrants(2) 28.3% of the Outstanding Shares of Common Stock(3)
14	TYPE OF REPORTING PERSON PN

(1)           The Units owned by Raging Capital Fund QP consist of (a) 922,580 Warrants, and (b) 922,580 shares of Common Stock.

(2)           Consist of (a) 151,804 Warrants, and (b) 922,580 Warrants included within Units owned by Raging Capital Fund QP.

(3)           Consist of (a) 151,804 shares of Common Stock, (b) 922,580 shares of Common Stock included within Units owned by Raging Capital Fund QP, and (c) 1,074,384 shares of Common Stock issuable upon the exercise of Warrants owned by Raging Capital Fund QP.

CUSIP NO. 78454K102
CUSIP NO. 78454K110
CUSIP NO. 78454K201

1	NAME OF REPORTING PERSON Raging Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,630,000 Units(1) 1,967,342 Warrants(2) 3,934,684 Shares of Common Stock(3)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,630,000 Units(1) 1,967,342 Warrants(2) 3,934,684 Shares of Common Stock(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,630,000 Units(1) 1,967,342 Warrants(2) 3,934,684 Shares of Common Stock(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.0% of the Outstanding Units(1) 30.4% of the Outstanding Warrants(2) 46.4% of the Outstanding Shares of Common Stock(3)
14	TYPE OF REPORTING PERSON OO

(1)           Consist of 1,630,000 Units owned collectively by Raging Capital Fund and Raging Capital Fund QP.

(2)           Consist of 1,967,342 Warrants owned collectively by Raging Capital Fund and Raging Capital Fund QP.

(3)           Consist of (a) 337,342 shares of Common Stock owned collectively by Raging Capital Fund and Raging Capital Fund QP, (b) 1,630,000 shares of Common Stock included within Units owned collectively by Raging Capital Fund and Raging Capital Fund QP, and (c) 1,967,342 shares of Common Stock issuable upon the exercise of Warrants owned collectively by Raging Capital Fund and Raging Capital Fund QP.

CUSIP NO. 78454K102
CUSIP NO. 78454K110
CUSIP NO. 78454K201

1	NAME OF REPORTING PERSON William C. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Units 7,028 Warrants(1) 19,056 Shares of Common Stock(2)
	8	SHARED VOTING POWER 1,630,000 Units(a) 1,967,342 Warrants(b) 3,934,684 Shares of Common Stock(c)
	9	SOLE DISPOSITIVE POWER 0 Units 7,028 Warrants(1) 19,056 Shares of Common Stock(2)
	10	SHARED DISPOSITIVE POWER 1,630,000 Units(a) 1,967,342 Warrants(b) 3,934,684 Shares of Common Stock(c)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,630,000 Units(a) 1,967,342 Warrants(b) 3,934,684 Shares of Common Stock(c)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.0% of the Outstanding Units(a) 30.5% of the Outstanding Warrants(1)(b) 46.5% of the Outstanding Shares of Common Stock(2)(c)
14	TYPE OF REPORTING PERSON IN

(1)           Consist of 7,028 Warrants owned by Mr. Martin.

(2)           Consist of (a) 7,028 shares of Common Stock, (b) 7,028 shares of Common Stock issuable upon the exercise of Warrants owned by Mr. Martin, and (c) 5,000 shares of Common Stock issuable upon the exercise of Stock Options owned by Mr. Martin.

(a)           Consist of 1,630,000 Units owned collectively by Raging Capital Fund and Raging Capital Fund QP.

(b)           Consist of 1,967,342 Warrants owned collectively by Raging Capital Fund and Raging Capital Fund QP.

(c)           Consist of (a) 337,342 shares of Common Stock owned collectively by Raging Capital Fund and Raging Capital Fund QP, (b) 1,630,000 shares of Common Stock included within Units owned collectively by Raging Capital Fund and Raging Capital Fund QP, and (c) 1,967,342 shares of Common Stock issuable upon the exercise of Warrants owned collectively by Raging Capital Fund and Raging Capital Fund QP.

CUSIP NO. 78454K102
CUSIP NO. 78454K110
CUSIP NO. 78454K201

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the following securities (collectively, the “Securities”) of SMG Indium Resources Ltd. (the “Issuer”):

(a)	Units (the “Units”) - Each Unit consists of one share of Common Stock and one Common Stock Purchase Warrant.

(b)	Common Stock Purchase Warrants (the “Warrants”) - Each Warrant entitles the holder to purchase one share of Common Stock at a price of $5.75.

(c)	Common Stock, par value $0.001 per share (the “Common Stock”).

The Securities reported herein are subject to a certain lock-up agreement with the Issuer.  A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.  The address of the principal executive offices of the Issuer is 41 University Drive, Suite 400, Newtown, Pennsylvania 18940.

Item 2.	Identity and Background.

(a)          This statement is filed by:

(i)	Raging Capital Fund, LP, a Delaware limited partnership (“Raging Capital Fund”);

(ii)	Raging Capital Fund (QP), LP, a Delaware limited partnership (“Raging Capital Fund QP” and together with Raging Capital Fund, the “Raging Funds”);

(iii)	Raging Capital Management, LLC, a Delaware limited liability company (“Raging Capital”), who serves as the general partner of each of the Raging Funds; and

(iv)	William C. Martin (“Mr. Martin”), who serves as the managing member of Raging Capital. Mr. Martin is also a director of the Issuer.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 254 Witherspoon Street, Princeton, New Jersey 08542.

(c)           The principal business of each of the Raging Funds is investing in securities.  The principal business of Raging Capital is serving as the general partner of each of the Raging Funds.  The principal occupation of Mr. Martin is serving as the managing member of Raging Capital.

CUSIP NO. 78454K102
CUSIP NO. 78454K110
CUSIP NO. 78454K201

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Raging Funds and Raging Capital are organized under the laws of the State of Delaware.  Mr. Martin is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

In connection with the Issuer’s initial public offering consummated on May 10, 2011 (the “IPO”), the Raging Funds purchased 1,630,000 Units for an aggregate purchase price of $8,150,000 ($5.00 per Unit).  The remaining Securities reported herein owned directly by the Raging Funds were obtained in connection with the IPO as a result of the conversion of securities purchased by the Raging Funds prior to the IPO, which securities were purchased for an aggregate purchase price of $1,200,000.  The Securities owned by the Raging Funds were acquired with the working capital of the Raging Funds.

The Securities reported herein owned directly by Mr. Martin were obtained in connection with the IPO as a result of the conversion of securities purchased by Mr. Martin prior to the IPO, which securities were purchased for an aggregate purchase price of $25,000.  The Securities owned directly by Mr. Martin were acquired with Mr. Martin’s personal funds.

The Raging Funds and Mr. Martin effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

CUSIP NO. 78454K102
CUSIP NO. 78454K110
CUSIP NO. 78454K201

Item 4.	Purpose of Transaction.

The Reporting Persons originally purchased the Securities based on the Reporting Persons’ belief that the Securities, when purchased, represented an attractive investment opportunity.  No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Securities, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Securities, selling some or all of their Securities, engaging in short selling of or any hedging or similar transaction with respect to the Securities (to the extent permissible under applicable law or otherwise) or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentages of Securities reported owned by each person named herein is based upon 4,800,000 Units, 6,473,351 Warrants and 6,515,551 shares of Common Stock outstanding as of May 4, 2011, as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission (“SEC”) on May 9, 2011.

As of the close of business on May 13, 2011, Raging Capital Fund beneficially owned (a) 707,420 Units, constituting approximately 14.7% of the Units outstanding, (b) 892,958 Warrants, constituting approximately 13.8% of the Warrants outstanding, and (c) 1,785,916 shares of Common Stock (consisting of 185,538 shares owned by Raging Capital Fund, 707,420 shares included within Units owned by Raging Capital Fund, and 892,958 shares issuable upon the exercise of Warrants owned by Raging Capital Fund), constituting approximately 24.1% of the shares of Common Stock outstanding.  By virtue of their relationships with Raging Capital Fund discussed in further detail in Item 2, each of Raging Capital and Mr. Martin may be deemed to beneficially own the Securities owned by Raging Capital Fund.

As of the close of business on May 13, 2011, Raging Capital Fund QP beneficially owned (a) 922,580 Units, constituting approximately 19.2% of the Units outstanding, (b) 1,074,384 Warrants, constituting approximately 16.6% of the Warrants outstanding, and (c) 2,148,768 shares of Common Stock (consisting of 151,804 shares owned by Raging Capital Fund QP, 922,580 shares included within Units owned by Raging Capital Fund QP, and 1,074,384 shares issuable upon the exercise of Warrants owned by Raging Capital Fund QP), constituting approximately 28.3% of the shares of Common Stock outstanding.  By virtue of their relationships with Raging Capital Fund QP discussed in further detail in Item 2, each of Raging Capital and Mr. Martin may be deemed to beneficially own the Securities owned by Raging Capital Fund QP.

As of the close of business on May 13, 2011, Mr. Martin beneficially owned (a) 7,028 Warrants, and (b) 19,056 shares of Common Stock (consisting of 7,028 shares owned by Mr. Martin, 7,028 shares issuable upon the exercise of Warrants owned by Mr. Martin, and 5,000 shares issuable upon the exercise of Stock Options owned by Mr. Martin).  Together with the Securities beneficially owned by the Raging Funds that Mr. Martin may also be deemed to beneficially own, Mr. Martin’s aggregate beneficial ownership of Securities is as follows: (x) 1,630,000 Units, constituting approximately 34.0% of the Units outstanding, (y) 1,974,370 Warrants, constituting approximately 30.5% of the Warrants outstanding, and (z) 3,953,740 shares of Common Stock, constituting approximately 46.5% of the shares of Common Stock outstanding.

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CUSIP NO. 78454K110
CUSIP NO. 78454K201

(b)           Each of the Raging Funds shares with Raging Capital and Mr. Martin the power to vote and dispose of the Securities directly owned, respectively, by the Raging Funds.  Mr. Martin has the sole power to vote and dispose of the Securities directly owned by Mr. Martin.

(c)           See Item 3 for a description of all transactions in the Securities during the past sixty days by the Reporting Persons.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Securities.

(e)           Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Securities reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Securities reported herein that are not directly owned by such Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 16, 2011, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Raging Capital Fund, LP, Raging Capital Fund (QP), LP, Raging Capital Management, LLC and William C. Martin, dated May 16, 2011.

99.2	Lock-Up Agreement, dated April 2011.

99.3	Form of Warrant Agreement (incorporated by reference from Exhibit 4.4 to Form 8-A filed by the Issuer with the SEC on May 4, 2011).

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 16, 2011

Raging Capital Fund, LP

By:	Raging Capital Management, LLC General Partner

By:	/s/ William C. Martin
	Name:	William C. Martin
	Title:	Managing Member

Raging Capital Fund (QP), LP

By:	Raging Capital Management, LLC General Partner

By:	/s/ William C. Martin
	Name:	William C. Martin
	Title:	Managing Member

Raging Capital Management, LLC

By:	/s/ William C. Martin
	Name:	William C. Martin
	Title:	Managing Member

/s/ William C. Martin
William C. Martin